December 26, 2018


Via Email
Thierry de Longuemar
Vice President and Chief Financial Officer
Asian Infrastructure Investment Bank
B-9 Financial Street, Xicheng District
Beijing 100033
People's Republic of China

       Re:    Asian Infrastructure Investment Bank
              Registration Statement under Schedule B
              Filed November 30, 2018
              File No. 333-228613

Dear Mr. de Longuemar:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

   1. Please update all statistics and information in the registration statement to provide the most recent data.

   2. We note that AIIB's President has expressed concerns about the impact of the trade war on Member States, which may lead to the depreciation of local currencies and the worsening of balances of trade and may affect the ability of borrowers to repay
 Thierry de Longuemar
Asian Infrastructure Investment Bank
December 26, 2018
Page 2

       indebtedness. To the extent material, please discuss these issues in the registration statement.

   3. Please include a selected demographic and economic data section for Member States, including, at a minimum, significant Member States.

   4. In an appropriate location in the forepart of the registration statement, disclose China's voting power and clearly identify the types of measures that China could prevent from occurring as a result of its voting power for matters that require supermajority approval.

   5. In an appropriate location in the registration statement, disclose when AIIB will be subject to an audit of its internal control over financial reporting.

   6. In the forepart of the registration statement, discuss the difficulties that investors and regulators have encountered in obtaining audit work papers from entities with operations based in the People's Republic of China that have had their financial statements audited by a Hong Kong-based auditor.

   7. You disclose on pages 7-8 and elsewhere that Iran and Sudan are Bank members. Iran and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You provide limited information about Iran and Sudan. Please describe to us the nature and extent of your past, current and anticipated contacts with Iran and Sudan, whether direct or indirect. Identify for us the projects in Iran and Sudan that you have financed and intend to finance, and discuss the basic terms and dollar amounts of the financings.

Prospectus Summary, page 2

   8. Please disclose that AIIB has not consented to the jurisdiction of any courts, including courts in the United States, and that actions related to the notes will be subject to arbitration by the Hong Kong International Arbitration Centre.

Income Statement, page 14

   9. To the extent material, please separately discuss the interest income attributable to term deposits and amounts earned on loan investments.

Assets, page 16

   10. On page 17, please identify the counterparty that administers the Trust Funds.

Operations of AIIB, page 19

   11. To the extent material, disclose the related party transactions that are identified in the financial statements.
 Thierry de Longuemar
Asian Infrastructure Investment Bank
December 26, 2018
Page 3



Five Largest Borrowers, page 25

   12. Please expand this list to identify the ten largest borrowers.

Proposed Financings, page 29

   13. Please disclose the locations of the 25 projects in the pipeline.

Economic Sanctions, page 33

   14. Please expand the disclosure on economic sanctions to address the matters covered in the draft disclosure provided in April 2018, including a description of the relevant provisions in the underwriting agreement.

AIIB Project Preparation Special Fund, page 33

   15. In the second paragraph on page 34, please identify the location of the remaining two approved projects.

Governance and Administration, page 43

   16. Please discuss the effect on a Member State's voting rights associated with a failure to satisfy a capital call. Also, describe the suspension and withdrawal processes.

   17. Please identify the Governors and Alternate Governors on the Board of Governors,
       including the positions held in the Member States.

Board of Directors, page 43

   18. Please clarify that regional and non-regional members have been broken into a group of specific regions and that each region has the ability to elect a member of the Board of
       Directors representing a minimum percentage of constituency voting power. Please discuss founding member privileges related to designating a Director or an Alternate
       Director. Please explain that under this arrangement each of India and China (China and
       Hong Kong, China) will have the ability to appoint one of the 12 board members.

   19. Please provide biographical information for each Director and Alternate Director.

Board Committees, page 45

   20. Please identify the members of each of the committees described in this section.
 Thierry de Longuemar
Asian Infrastructure Investment Bank
December 26, 2018
Page 4


Senior Management, page 46

   21. Please provide biographical information for the members of senior management.

Independent Auditor's Report, page F-3

   22. We note that in your opinion of Pricewaterhouse Coopers "...the financial statements give a true and fair view of the financial position of the Bank as of December 31, 2017, and as of its financial performance and its cash flows for the year ended in accordance with International Financial Reporting Standards (IFRS)." On page 11, we note that
       AIIB discloses that the financial statements have been prepared in accordance with
       International Financial Reporting Standards as issued by the International Accounting
       Standards Board. Please advise us as to the reasons for the noted differences and/or revise the opinions, as necessary.

Independent Auditor's Report, page F-4

   23. We note in the Auditor's Responsibilities for the Audit of the Financial Statements
       section of the report, that PricewaterhouseCoopers does not "assume responsibility towards or accept liability to any other person for the contents of this report." Please further explain the nature of and basis for inclusion of this language and revise the reports, as necessary.

Undertakings, page II-2

   24. Please revise paragraph (3) to confirm that the Bank's annual financial statements will be contained in annual reports to be filed with the SEC.

Contents, page II-2

   25. Please file AIIB's by-laws.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 or
John Nolan, Senior Assistant Chief Accountant at (202) 551-3492 if you have questions
 Thierry de Longuemar
Asian Infrastructure Investment Bank
December 26, 2018
Page 5

regarding comments on the financial statements and related matters. Please contact Ellie
Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3253 with any other questions.

                                                          Sincerely,

                                                          /s/ Michael Coco

                                                          Michael Coco
                                                          Chief, Office of
International
                                                          Corporate Finance




cc:    R diger Woggon
       Lead Counsel, Office of the General Counsel
       Asian Infrastructure Investment Bank

       Robert S. Risoleo, Esq.
       Sullivan & Cromwell LLP